UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Angel Studios, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K, or the Annual Report, that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “might,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, and the impact of the ongoing novel coronavirus (COVID-19) pandemic, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

As used herein, “we”, “us”, “our”, “our Company”, “the Company”, “VidAngel, or “Angel Studios” and similar terms include Angel Studios, Inc. and its subsidiaries, unless the context indicates otherwise.

General

We are not your typical media and entertainment company. We are guided by our “North Star” principle, which is to share stories with the world that amplify light. We do this by aligning our interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created. In times of stress and worry, our original content has already helped hundreds of millions of people laugh out loud more than a billion times and provided tens of millions with hope during a dark, and uncertain year. We believe there has never been a better time to build a different media and entertainment company that allows You to “Be part of stories that matter.”

History

 In 2013, four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, founded VidAngel, initially an audiovisual content filtering company. The Harmon brothers, as fathers of children aged newborn to ten, were searching for a better way to watch quality content with their kids. They founded the Company to give their own families, and everyone else, greater personal choice in the movies and television programs they watch at home. In December 2016, the Company’s service was shut down by a preliminary injunction. For more information related to this, see “Legal Proceedings—Disney Litigation and the Preliminary Injunction.” Shortly after the preliminary injunction was issued, we launched what is now known as Angel Studios. The first project we launched was Dry Bar Comedy. More than 300 episodes later, Dry Bar Comedy has become one of the largest collections of clean comedy that can be enjoyed by everybody. Shortly thereafter, we partnered with The Chosen, LLC, or The Chosen, to produce a television series funded directly by its audience. The Chosen went on to become the largest crowdfunded media project of all time.

Building on our early successes, we have launched several new initiatives focusing on content in markets currently underserved by the traditional studio system. We recently rebranded the Company from VidAngel to Angel Studios and intend to announce our community-based process for finding stories that match our “North Star” in the near future. Lastly, as we leave 2020 behind us, and look forward to all of the great challenges ahead in 2021, and beyond, we are preparing in the best ways that we can for an uncertain world. As our team grows, we are continuing to adopt new technologies that allow us to work effectively regardless of location and are building a backup network of servers and content delivery networks that will allow us to deliver our content without complete reliance on the big cloud providers.

Bankruptcy Proceedings

On October 18, 2017, we filed a voluntary petition for relief under chapter 11, title 11 of the United States Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court, case number 17-29073, or the Bankruptcy Case. Prior to August 28, 2019, we operated the business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. On August 28, 2019, the United States Trustee appointed George B. Hofmann to serve as the chapter 11 trustee, or the Trustee, in our case. An order was subsequently entered by the Bankruptcy Court approving the appointment. On September 4, 2020, the Bankruptcy Court confirmed the Company’s Joint Plan of Reorganization, or the Reorganization Plan, which became effective on September 30, 2020. On November 17, 2020, the Bankruptcy Court issued a final decree closing the Bankruptcy Case and discharging the trustee from his duties.

The following is a summary of certain provisions of the Reorganization Plan and related Settlement Agreement and is not intended to be a complete description of the Reorganization Plan. A complete version of the Reorganization Plan and related Settlement Agreement can be found in the section entitled “Exhibits” under Item 2.1 of our Form 1-U filed September 15, 2020, and is incorporated by reference into this Annual Report on Form 1-K.

Reorganization Plan

The Reorganization Plan contemplates that:

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The Company will continue as a “going concern,” thereby ensuring the greatest return to creditors and shareholders by allowing the Company to reorganize through continuation of its business operations and satisfaction and discharge of its debts over time.

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Holders of all allowed claims (other than administrative expense claims and priority tax claims) will be paid in full, from funds available and required to be distributed to Claim Holders, or Distribution Funds, and holders of equity interests shall retain their interests in the Company.

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Neal Harmon and Jeffrey Harmon will remain in management positions with the Company and agree to refrain from engaging in competitive activities in the business of Self-Selected Viewing for a one-year period. Pursuant to the Settlement Agreement and under the Security Agreement and Compliance Lien, Neal Harmon and Jeffrey Harmon have pledged all their equity in the Company as collateral. If the Company is found to have four Strikes, or instances of unauthorized use of copyrighted materials, in a five-year period, both Neal Harmon and Jeffery Harmon could lose all interests in the Company.

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The Company agrees not to directly or indirectly, or facilitate any third party, to descramble, decrypt or otherwise bypass a work of the Studio or its affiliates, not to reproduce such a work, not to stream, transmit, or publicly perform such a work, and not to distribute such a work.

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The Company agrees not to sue the Studios, and not to use resources to lobby to amend the Family Movie Act for a period of fourteen (14) years following the Effective Date of the Plan. The Company will voluntarily dismiss its appeal of the judgment and the injunction obtained by the Studios.

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Holders of allowed priority claims (Class 1 Claims) and general unsecured claims (Class 2 Claims) have received the full amount of their claim as of the Petition Date, October 18, 2017, on the Effective Date.

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Holders of Class 3 Claims, the Studio Creditors, subject to the Debtor’s compliance with terms and conditions of the Plan and related Settlement Agreement, the Company will pay the Studios $9,900,000 over 14 years, without interest, provided, however, that the unpaid balance of the Note ($62,461,456 minus any paid amounts) will remain outstanding for fourteen (14) years from the Effective Date. If, upon the expiration of fourteen (14) years after the Effective Date, the Settlement Amount is timely paid and there is no breach or violation of the Settlement Agreement that remains uncured after written notice is received and there have not been four Strikes, regarded as unpermitted conduct in violation of the Settlement Agreement, subject to a Notice of Default, in a consecutive five (5) year period, then the Note shall be cancelled, and the original Note marked “Paid and Cancelled” shall be returned to the Reorganized Debtor.

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Holders of Class 4 Claims, Credit Holders, shall be entitled to use their VidAngel Subscription Credits as a credit towards the Company’s Self-Selected Viewing Services within 18 months of the Effective Date. No Subscription Credits may be redeemed for cash and no Credit Holder will be paid from Distribution Funds.

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Holders of Class 5 Claims, Equity Holders, shall retain their equity interests in the Company, provided however, that distributions to the Equity Holders shall not be made unless and until all payment obligations under this Plan are made in full.

Material Agreements Entered into during the First Quarter of Fiscal Year 2021

On March 1, 2021, we entered into an asset purchase agreement, or the APA, with VidAngel Entertainment, LLC, or the Buyer, under which we agreed to sell and assign substantially all of the assets, or the Purchased Assets, and certain liabilities of our content filtering service, which operated the website known as VidAngel.com, at a purchase price equal to $9,900,000, which may be reduced to $7,800,000 pursuant to the terms of the Settlement Agreement agreed to as part of our Reorganization Plan. A complete version of the Reorganization Plan and related Settlement Agreement can be found in the section entitled “Exhibits” under Item 2.1 of our Form 1-U filed September 15, 2020. The purchase price is payable in cash via issuance of a secured promissory note, or the Promissory Note, which shall be paid in fifty-six (56) equal installments every three (3) months beginning May 15, 2021. This note is secured by all the assets being sold to Buyer under the APA.

Pursuant to the APA, upon the occurrence of certain events, specified in the Settlement Agreement or in certain circumstances upon nonpayment under the Promissory Note, Buyer will be obligated to transfer and assign the Purchased Assets back to us for no consideration. We also entered into an option agreement, or the Option Agreement, with the Buyer that gives us the right to acquire the Purchased Assets from the Buyer for a specified period of time at a variable price calculated per the terms of the Option Agreement.

The foregoing is a summary and is qualified in its entirety by the APA, a copy of which is filed as Exhibit No. 1.1 of our Form 1-U filed on March 5, 2021, and is incorporated by reference into this Annual Report on Form 1-K.

Current Operations

We currently operate by offering and producing our own original content, distributing original content, consulting with content creators, maintaining engagement with our existing users, conducting research and development to create new intellectual property, and devising new methods to monetize existing intellectual property.

Original Content

We announced the “VidAngel Studios” concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and applications from creators interested in helping us produce original content.

We have received hundreds of inquiries and applications to partner on various projects. As of the date of this filing, we have produced and filmed hundreds of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive digital distribution.

Why are we making our own content? - We believe that the large amount of filtering data gathered over the last few years has given us unique insight into the type of content our users want to view. Armed with this information, we believe that we can produce the type of content that our users are seeking, without compromising the quality of the content. We ultimately envision a system that enables us to produce an array of family-friendly content guided by audience feedback.

Are we changing our mission? – Yes, after a multi-year legal battle with the largest movie studios in the world, we have fully divested ourselves of the assets related to the content filtering business. Moving forward, we plan to focus on cultivating, funding, producing, and distributing original content that aligns with our North Star principle.

Angel Studios

In late November 2017, we announced what we hope will become the first of many unique opportunities for the crowd to help fund the production of original content that amplifies light. Angel Studios was created to provide artists and creators a platform to market and distribute content that might otherwise be ignored by the traditional studio model. We are in the process of forming a FINRA registered broker-dealer to assist artists with raising capital. Having our own experience navigating a Tier 2 Regulation A+ offering, we believe there is untapped potential to fund original content and are developing a complete platform for artists to use in the creation, funding, marketing, and distribution of their content. We built many of the necessary tools for our own offering back in 2016, and with the necessary regulatory approvals, will be uniquely positioned to leverage our experience and technical capability to simplify the fundraising process for many creators and helping us achieve our goal of becoming the home of stories that amplify light.

Marketing and Advertising

We utilize a broad mix of marketing and public relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential users. We also rely extensively on word-of-mouth advertising and in the past have relied on the marketing services of Harmon Brothers LLC, or Harmon Brothers, which offers Internet-based and multi-media promotional and marketing services, including the design, implementation and execution of promotional and Web-based advertising campaigns. Our relationship with Harmon Brothers was severed officially on September 25, 2018. We currently use our own internal marketing team for our promotional and web-based advertising campaigns. In January 2021, we re-engaged Harmon Brothers to assist in the rebranding process. We also plan to use their services to help us with various marketing, advertising, and fundraising initiatives moving forward. See “Interest of Management and Others in Certain Transactions—Affiliated Transactions.”

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as important to our success. In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title, and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses, and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities. See Legal Proceedings.”

Management Teams

Under the direction of our Chief Executive Officer, Neal Harmon, we currently operate with four management teams: the Product team, the Distribution team, the Crowdfunding team, and the Finance team.

The Product team is led by our Chief Product Officer, Abinash Tripathy, who oversees product strategy and the engineering team creating the technologies to facilitate the distribution and monetization of our original content.

The Distribution team is led by our Chief Distribution Officer, Brad Pelo, who oversees strategy and execution surrounding the distribution and monetization of original content.

The Crowdfunding team is led by our Chief Content Officer, Jeffrey Harmon, who’s primary responsibilities include, the identification and sourcing of new projects, the development and execution of marketing strategy, and assisting the Creators in reaching their primary audience.

The Finance team is led by our Chief Financial Officer, Patrick Reilly, who oversees all finance and accounting activities for the Company.

 Competition

The fastest growing segment in media and entertainment is over-the-top, or OTT, media services. The OTT market was valued at $58 billion in 2020 and is projected to reach $87 billion by 2024, according to a study conducted by PWC. The global pandemic in 2020, and the resulting shutdowns around the world, sent people to their homes, tanked theater ticket sales, and accelerated the adoption of streaming services and technology by consumers. Before the pandemic, cord cutting was already a macro trend as people cancelled their subscriptions to cable tv and began watching more movies at home rather than the theater. These dynamics are creating a highly competitive marketplace.

For more than a decade, Netflix and YouTube have represented the entirety of premium content, with a few competitors, such as Hulu, Amazon Prime, and Twitch entering the market. In 2019, more competitors began entering the market and subscription services such as Fubo, Sling, Xumo, HBO, Disney+, Paramount+, Peacock, and Apple TV+ have begun competing for a slice of the market.

Roku, Apple TV, YouTube, Amazon, and others have built systems for unifying content into a single user interface that eases the transition from traditional media services. To differentiate their service from competitors, and to attract new subscribers, these companies are heavily investing in original content, with more than $120 billion invested in 2019 alone. The market is not large enough to sustain this level of content spend indefinitely.

Research and Development

During the fiscal years ended December 31, 2020, and 2019, we spent $2,202,012 and $1,775,665, respectively, on research and development activities related to our technology.

Employees

As of December 31, 2020, we employed 52 persons full time and 9 persons part time. None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

We currently are, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and our ability to continue business operations.

Disney Litigation and the Preliminary Injunction

On December 12, 2016, the United States District Court for the Central District of California, or the California Court, in the matter of Disney Enterprises, Inc.; Lucasfilm Ltd., LLC; Twentieth Century Fox Film Corporation and Warner Bros. Entertainment, Inc., or Plaintiffs, v. VidAngel, granted the Plaintiffs’ motion for preliminary injunction, against us. On October 5, 2017, the California Court allowed the Plaintiffs to amend the original complaint to add three (3) of their subsidiaries, MVL Film Finance LLC, New Line Productions, Inc., and Turner Entertainment Co., as additional Plaintiffs, or collectively the Plaintiffs, and identify additional motion pictures as having allegedly been infringed. The Plaintiffs claimed that we unlawfully decrypted and infringed 819 titles in total.

On March 6, 2019, the California Court granted the Plaintiffs’ motion for partial summary judgement as to liability. The order found that we were liable for infringing the copyrights, and violating the Digital Millennium Copyright Act, or DMCA, with respect to certain motion pictures of the Plaintiffs’. Damages related to the respective copyright infringements, and DMCA violations, were decided by a jury trial in June 2019. The jury found that we willfully infringed the Plaintiffs’ copyrights and awarded statutory damages of $75,000 for each of the 819 infringed titles, or $61,425,000. The jury also awarded statutory damages of $1,250 for DMCA violations for each of the 819 infringed titles, or $1,023,750. The total award for both counts is $62,448,750. On September 23, 2019, a judgment consistent with the jury’s verdict was entered against us by the California Court. The Plaintiffs also plan to seek an award of costs and attorneys’ fees.

On August 26, 2020, we entered into a Settlement Agreement with the Plaintiffs as part of our Reorganization Plan, effectively ending the litigation. See “BANKRUPTCY PROCEEDINGS – Reorganization Plan” for more information.

The Permanent Injunction

On September 5, 2019, the California Court issued a permanent injunction against us. The permanent injunction enjoins us, our officers, agents, servants, employees, and attorneys, from: (1) circumventing technological measures protecting Plaintiffs’ copyrighted works on DVDs, Blu-rays, or any other medium; (2) copying Plaintiffs’ copyrighted works, including but not limited to copying the works onto computers or servers; (3) streaming, transmitting or otherwise publicly performing any of Plaintiffs’ copyrighted works over the Internet, via web applications, via portable devices, via streaming devices, or by means of any other device or process; or (4) engaging in any other activity that violates, directly or indirectly, Plaintiffs’ anti-circumvention right, 17 U.S.C. §1201(a), or that infringes by any means, directly or indirectly, any Plaintiffs’ exclusive rights in any copyrighted work under Section 106 of the Copyright Act, 17 U.S.C. §106.

We were required to cease and have ceased filtering and streaming all movies and television programs owned by the Plaintiffs.

The foregoing description of the permanent injunction is a summary and is qualified in its entirety by the California Court’s orders.

Chapter 11 Bankruptcy

On October 18, 2017, we filed a voluntary petition for relief under chapter 11, title 11 of the United States Code in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court, case number 17-29073, or the Bankruptcy Case. On November 17, 2020, the Bankruptcy Court issued a final decree closing the Bankruptcy Case. See “BANKRUPTCY PROCEEDINGS” for more information.

ClearPlay Litigation

In 2014, we responded to a contention by ClearPlay that we infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us alleging patent infringement. On February 17, 2015, the case was stayed pending inter partes review by the United States Patent and Trademark Office, or the USPTO, of several of ClearPlay’s patents. We were not party to or involved in the USPTO’s review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties’ rights to reassert any or all claims later. In July and August 2015, many of ClearPlay’s patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Some of ClearPlay’s other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO’s rulings, ClearPlay appealed some of the USPTO’s invalidity decisions to the United States Court of Appeals for the Federal Circuit.  The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On October 31, 2016, the magistrate judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. ClearPlay then requested, and we stipulated, to continue the time for the parties to file their proposed scheduling order to December 5, 2016. We subsequently accepted the dates proposed by ClearPlay for inclusion in the proposed scheduling order. ClearPlay, however, twice requested, and we twice stipulated to allow for, additional time to consider the dates it had proposed. On January 18, 2017, ClearPlay reneged on its agreement to enter into the proposed scheduling order and, instead, moved to stay all proceedings involving us. On January 19, 2017, we brought our own motion seeking entry of the proposed scheduling order. On February 2, 2017, we filed our opposition to the stay motion and, on February 15, 2017, ClearPlay filed its reply brief in support of its stay motion. On February 16, 2017, we filed our reply brief in support of our request for entry of a scheduling order. Magistrate Judge Wells granted ClearPlay’s motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit. On October 12, 2017, the magistrate judge ordered the case stayed again, this time until a final decision is rendered in the Disney Litigation. On February 14, 2018, Clearplay filed a claim in our chapter 11 proceeding seeking an unliquidated sum. On April 14, 2020, the Trustee filed an objection to the claim in the Bankruptcy Court seeking an order to disallow the claim in its entirety.

On October 21, 2020, the Bankruptcy Court issued an order converting the Trustee’s objection to Clearplay’s claim in the Bankruptcy case to an adversary proceeding. The case was transferred to the United States District Court for the Central District of Utah.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

In 2020, we sold a monthly subscription service for access to technology that permitted a user to skip or mute limited portions of motion pictures. We entered into an asset purchase agreement on March 1, 2021, agreeing to sell and assign substantially all the assets and certain liabilities of our content filtering service.

On January 20, 2017, we filmed our very first episode of Dry Bar Comedy. To date, we have produced more than 300 original comedy specials, spanning 7 seasons. Dry Bar Comedy has become one of the largest collections of clean comedy that can be enjoyed by everybody. We are continuing our efforts to develop new and innovative ways to engage audiences with content in the manner that best fits their individual lifestyle and preference.

We continue to produce our own original content and seek relationships with artists, and other content creators. In 2018, we partnered with The Chosen to provide them with the technology and know-how necessary to raise capital using Tier 2 of Regulation A of the Securities Act of 1933, as amended. The Chosen successfully raised nearly $10M in capital to produce, it says, the first multi-season television series about the life of Jesus Christ. The first season of The Chosen was released publicly in November 2019, with us as its exclusive global distribution partner.

Results of Operations

The following represents our performance highlights:

	For the Year Ended December 31,		Change
	2020	2019	2020 vs. 2019
Revenues:
Revenues	$41,706,763	$5,064,995	$36,641,768	723%
Subscription Revenues	5,235,634	5,689,849	(454,215)	-8%
Operating Expenses:
Cost of revenues	$25,542,998	$4,143,717	$21,399,281	516%
Settlement from litigation and legal expenses	6,611,305	2,373,203	4,238,102	179%
General and administrative	3,754,605	2,149,802	1,604,803	75%
Sales and marketing	8,643,129	1,934,729	6,708,400	347%
Research and development	2,202,012	1,775,665	426,347	24%
Total Operating Expenses:	$46,754,049	$12,377,116	$34,376,933	278%

Revenues

The content filtering service was sold as a monthly subscription and launched June 13, 2017. At release, all new customers were given a 30-day free trial of the service. In 2020, we charged a monthly subscription fee of $1.99 - $14.99 for the service. All licensed content was made available to customers who subscribed to the service. Revenues related to this service are represented above as Subscription Revenues.

Our primary source of revenue is the sale of digital and physical products related to content we either produce ourselves or distribute for third parties. In 2020, the significant increase in revenues was largely related to the sale of licensed content related to The Chosen. We saw a significant increase in sales of both digital and physical products with more modest gains from distribution deals with third-party platforms.

Our cost of revenues increased significantly in 2020 as the increased revenues resulted in greater licensing and royalty costs, higher website hosting and server related expenses, and higher transaction processing costs.

A one-time expense of $5,297,359 was booked in 2020 relating to the settlement agreement agreed to as part of our Reorganization Plan and associated settlement agreement with the Plaintiffs. Additional legal expenses were incurred in early efforts to reorganize that helped establish the justification and framework for the eventual outcome.

Higher general and administrative costs were related to the increased support staff necessary to manage the increase in revenues, while higher research and development costs were due to the addition of headcount necessary to continue our focus on improving existing products, optimizing existing services, and developing new technology to better meet the needs of our customers and partners.

The increase in sales and marketing expense was primarily due to an increase in advertising costs.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

To date, we have funded our operations through private and public offerings of common stock. As of December 31, 2020, we had cash on hand of $11,022,292. As part of the Reorganization Plan and associated settlement agreement we agreed to pay $9,900,000 to the Plaintiffs over a term of 14 years, without interest. Payments are due quarterly in the amount of $176,786. We recorded the expense at the present value of the obligation with an imputed interest rate of 10%. The short-term obligation related to this note as of December 31, 2020, was $188,776, and the long-term obligation is $5,064,231. We project that our current cash equivalents and future cash generated will provide sufficient liquidity to fund operations through at least April 30, 2022. These projections are based on our current estimates for revenues, cost structure, cash burn rate, and other operating assumptions.

On March 18, 2021, we filed a Form C with the Securities and Exchange Commission intending to raise a minimum of $1,000,000, and a maximum of $4,999,993.30, by selling up to 561,797 shares of our Class B Common Stock, under the exemption provided by Regulation Crowdfunding, or Regulation CF. As of the date of this report, we have reached the end of the offering period, and reached the minimum amount of commitments necessary to close the transaction. We intend to officially close the transaction during the month of May, 2021.

COVID-19 Pandemic

The COVID-19 pandemic and resulting global disruptions have affected our business in various ways.

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We restarted the filming of our Dry Bar Comedy Live performances at the end of 2020. We are following all local government and health department rules and regulations to increase the level of safety for both our employees and customers. As we typically film shows up to 6-months in advance of release, incurring expenses related to their production up-front, the cancellations related to the pandemic are not expected to impact our ability to deliver new episodes of Dry Bar Comedy moving forward.

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Season 1 of The Chosen was released in November 2019 and Season 2 was released in April 2021. To date, we have streamed more than 130 million episodes worldwide. The number of people who have watched an episode has increased significantly, with more than 93% of all episodes watched occurring after the outbreak was officially characterized a pandemic by the World Health Organization. Initially, we believe that a combination of quarantine measures and lower digital advertising costs, helped lead to a significant increase in sales, but these effects were short lived, and we don’t expect the end of the pandemic to have an effect on sales in the future.

The full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on a number of factors that we do not control and may not be able to accurately predict. We will continue to assess the situation as it progresses and take any action required by federal, state, or local authorities, or that we determine is in the best interests of our employees, customers, and stockholders.

Trends and Key Factors Affecting Our Performance

The issuance of the permanent injunction in the Disney Litigation had a material impact on our financial position.

The confirmation by the Bankruptcy Court of our Reorganization Plan and the associated settlement agreement with the Plaintiff’s in the Disney Litigation will materially impact our financial position moving forward. By officially ending litigation related to our old Disc-Based Service, liabilities associated with our prior service have been determined and Management can focus its efforts on future growth initiatives.

Item 3. Directors and Officers

Subject to our stockholders’ rights to consent to certain transactions, our business and affairs are controlled by, and all powers are exercised by, our Board. The Board must consist of not fewer than three (3) nor more than five (5) directors, the exact number of whom is to be set from time to time by the Board.  We currently have three directors: Neal Harmon, Paul Ahlstrom, and Dalton Wright.  The Board members are elected each year, at the annual meeting of stockholders, to hold office until the next annual meeting and until their successors are elected and qualified. Any newly created directorships resulting from an increase in the authorized number of directors, and any vacancies occurring in the Board, may be filled by the affirmative vote of a majority of the remaining directors. A director may resign at any time, and the stockholders may remove any director or the entire Board at any time, with or without cause, by the affirmative vote of a majority of stockholders voting in such decision.

The Board has retained our executive officers to manage the day-to-day operations, our intellectual property and other investments, subject to the supervision of the Board. Neal Harmon is currently our Chief Executive Officer, Elizabeth Ellis is currently our Chief Heart Officer, Jeffrey Harmon is currently our Chief Content Officer, Patrick Reilly is currently our Chief Financial Officer, Brad Pelo is currently our Chief Distribution Officer, and Abinash Tripathy is currently our Chief Product Officer.  Our executive officers have accepted their appointment, or nomination to be appointed, on the basis of the compensation to be paid to them.  See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Remuneration of Executive Officers and Managers of Our Company” for more information.  Our executive officers will serve for such period as the Board determines, subject to the terms of any employment agreements we enter into with them, or their earlier death, resignation or removal.  The Board may remove our executive officers subject to the terms of any employment agreements we enter into with them.

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and executive officers:

Name	Position	Age	Term of Office	Hours/Year (for part-time employees)
Neal Harmon*	Chief Executive Officer, Director	43	October 2013	n/a
Elizabeth Ellis	Chief Heart Officer	44	June 2015	n/a
Jeffrey Harmon*	Chief Content Officer	38	October 2013	n/a
Patrick Reilly	Chief Financial Officer	40	March 2014	n/a
Brad Pelo	Chief Distribution Officer	58	October 2020	n/a
Abinash Tripathy	Chief Product Officer	48	March 2021	n/a
Paul Ahlstrom	Director	57	February 2014	n/a
Dalton Wright	Director	40	February 2014	n/a

*Neal Harmon and Jeffrey Harmon are brothers.

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon, Chief Executive Officer, Director. Neal has served as our Chief Executive Officer since he helped co-found the Company in 2013. Neal is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers.  Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master’s degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Jeffrey Harmon, Chief Content Officer. Jeffrey is a co-founder and our Chief Content Officer. Jeffrey is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing-member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company he co-founded with his brothers. Jeffrey co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration.

Elizabeth Ellis, Chief Heart Officer.  Liz Ellis is our Chief Heart Officer. Liz is the ultimate people person and works to ensure a positive work/life balance for everyone at Angel Studios. She is an ICF Professional Certified Coach, and a Gallup-Certified Strengths Coach. She initially served as our Chief Operating Officer, where her duties include overseeing all operating procedures and staffing. From 2009 until she joined us, Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Patrick Reilly, Chief Financial Officer. Patrick began providing consulting services in March 2014 and joined as the Director of Finance in February 2016. Patrick oversees all accounting and finance aspects of the business, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding. Patrick is a seasoned veteran of tech startups. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for all finance and accounting duties.  From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc. (now Maritz CX), where he was responsible for all finance and accounting duties of the company.  Patrick graduated from the University of Utah with his M.B.A in 2020 and holds a B.S. in Business Administration from Utah Valley University.

Brad Pelo, Chief Distribution Officer. Brad is our Chief Distribution Officer and is responsible for the global distribution of projects after they are successfully funded and produced. Brad is a serial entrepreneur, most recently of the New York City based SAY. Previously, he founded i.TV, the pioneering leader of social television that powered solutions for Nintendo, DirectTV, AOL, Telus, and others. He was the Co-Founder and President of Folio Corp. (acquired by Lexis-Nexis), Ancestry.com, and NextPage, Inc. (ProofPoint). He is the Co-Founder of Leader.org, a charitable foundation that provides grants each year to public schools to encourage the modeling of leadership in the classroom. He also served as an outside director for the Toyko based D&M holdings, a consumer electronics company with brands, Denon, Marantz, Boston Acoustics, and McIntosh.

Abinash Tripathy, Chief Product Officer. Abinash Tripathy leads our product strategy and engineering team. He is Founder and Chairman of Helpshift, a CRM solution for over 3 billion devices worldwide. He served as the Chief Executive Officer and Chief Strategy Officer at Helpshift from 2012-2021. With more than 20 years of experience with technology and CRM he re-imagined CRM for the post-PC era. Prior to founding Helpshift, Abinash created and ran several early and growth stage companies where he was responsible for conceptualizing and delivering the world’s first IP-based Voicemail/Unified communications, Mobile Photo Messaging (in Japan) and MMS products to the market. He started his career at Oracle where he wrote the first in-house CRM solution.

Paul Ahlstrom, Director. Paul joined as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business’s products or services for potential investment opportunity, creating deal flow, negotiating the terms and conditions in financing rounds, serving as a board member of portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and previously represented vSpring Capital on the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL), and Altiris (NASDAQ:ATRS), which went public and was then sold to Symantec (NASDAQ: SYMC), GlobalSim and Aeroprise. Mr. Ahlstrom has also served as an advisor and board to many successful venture-backed startups including Rhomobile sold to Motorola, SpaceMonkey, SendMi, Convert.com and Jott. Paul is the author of the popular book related to business startups, Nail It Then Scale It, and received his B.A. in Communications from Brigham Young University.

Dalton Wright, Director. Dalton joined as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Ventures Mexico, a seed, venture, and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014 and holds a B.A. in finance from the University of Utah.

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Messrs. Harmon, Ms. Ellis, Mr. Reilly, Mr. Pelo, and Mr. Tripathy receive compensation for acting in their capacities as our executive officers.  We reimburse Messrs. Ahlstrom and Wright for their expenses incurred in acting in their capacity as a director. See – Remuneration of Executive Officers and Directors of the Company” below for more detailed information.

Remuneration of Executive Officers and Directors of the Company

Set forth below is a table of remuneration that our executive officers and directors received for our fiscal year ended December 31, 2020.

Name	Capacity in which Compensation was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Neal Harmon	Chief Executive Officer	$134,715	$n/a	$134,715
Elizabeth Ellis	Chief Heart Officer	136,003	11,256(1)	147,259
Jeffrey Harmon	Chief Content Officer	136,431	n/a	136,431
Patrick Reilly	Chief Financial Officer	149,791	11,657(2)	161,448
Brad Pelo	Chief Distribution Officer	67,750	n/a	67,500
Abinash Tripathy	Chief Product Officer	n/a	n/a	n/a
Paul Ahlstrom	Director	n/a	n/a	n/a
Dalton Wright	Director	n/a	n/a	n/a

(1)
On July 17, 2015, August 10, 2016, June 6, 2018, December 14, 2018, and July 20, 2020, Ms. Elizabeth Ellis was granted stock incentive options exercisable for 50,000, 28,000, 1,018, 20,000, and 101,250 shares of our Class A Common Stock, respectively, with an option price of $0.50, $0.82, $0.32, $0.32, and $0.32 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. The June 6, 2018 options vested immediately, the July 20, 2020 option vested in full on September 30, 2020, and the remaining options will vest in substantially equal annual increments over a four-year period from the grant date.

(2)
On February 11, 2016, August 10, 2016, December 14, 2018, and July 20, 2020, Mr. Patrick Reilly was granted stock incentive options exercisable for 33,750, 22,950, 20,000 and 101,250 shares of our Class A Common Stock, respectively, with an option price of $0.82, $0.82, $0.32, and $0.32 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. The July 20, 2020 options vested in full on September 30, 2020, and the remaining options will vest in substantially equal annual increments over a four-year period from the grant date.

Stock Incentive Plan

In effort to further our long-term stability and financial success by attracting and retaining personnel, including employees, directors, and consultants, we adopted the 2014 Stock Incentive Plan, or our Stock Incentive Plan, in February 2014. The Stock Incentive Plan was amended and restated in August 2016, again in July 2020, and again in February 2021. The plan reserves a total of 5,775,000 shares of Class A Common stock for issuance through our Stock Incentive Plan with the condition that the number of options issued under the plan does not exceed 16.5% of the fully diluted outstanding shares of the Company. As of December 31, 2020, there were 2,368,582 shares of Class A Common Stock authorized for issuance through our Stock Incentive Plan.  As of December 31, 2020, options exercisable for 2,039,867 shares of our Class A Common Stock have been granted, and are outstanding, under our Stock Incentive Plan, and options exercisable for 252,068 shares of Class A Common Stock have been exercised. Through the use of stock incentives, the Stock Incentive Plan will stimulate the efforts of those persons upon whose judgment, interest and efforts we will largely depend on for the successful conduct of our business and further align those persons’ interests with the interests of our stockholders.

The Stock Incentive Plan is administered by our Board.  The Board has the power and sole discretion to grant or award a stock incentive, or an Award, to any employee of, director of, or consultant to the Company, each a Participant, who in the sole judgment of our Board, has contributed, or can be expected to contribute, to our profits or growth.  The Board also has the power and sole discretion to determine the size, terms, conditions and nature of each Award to achieve the objectives of the Award and the Stock Incentive Plan.  This includes, without limitation, the Board’s ability to determine: (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of securities to be covered by each Award, (iii) the fair market value of such securities, (iv) the time or times when an Award shall be granted, (v) whether an award shall become vested over a period of time, according to a performance-based or other vesting schedule or otherwise, and when it shall be fully vested, (vi) the terms and conditions under which restrictions imposed upon an Award shall lapse, (vii) whether a change of control exists, (viii) factors relevant to the satisfaction, termination or lapse of restrictions on certain Awards, (ix) when certain Awards may be exercised, (x) whether to approve a Participant’s election with respect to applicable withholding taxes, (xi) conditions relating to the length of time before disposition of securities received in connection with an Award is permitted, (xii) notice provisions relating to the sale of securities acquired under the Stock Incentive Plan, and (xiii) any additional requirements relating to Awards that the Board deems appropriate.

Item 4. Security Ownership of Management and Certain Security holders

Principal Shareholders

We currently have 35,000,000 shares of common stock par value $0.001 per share, authorized, of which 23,000,000 shares have been designated as Class A voting common stock, or the Class A Common Stock, and 12,000,000 have been designated as Class B nonvoting common stock, or the Class B Common Stock.  As of December 31, 2020, we had 18,255,976 shares of our Class A Common Stock issued and outstanding, and 3,313,335 shares of our Class B Common Stock issued and outstanding.

Capitalization

As of December 31, 2020, Harmon Ventures, LLC, or Harmon Ventures, owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, owns 8,938,520 shares of our Class A Common Stock. Alta Ventures Mexico Fund I, LLC, or Alta Ventures Mexico Fund I, of which our director, Paul Ahlstrom, is the managing director, owns 3,160,318 shares of our Class A Common Stock. Osborne Companies, LC, or Osborne Companies, owns 2,222,733 shares of Class A Common Stock.  Various unaffiliated investors own the remaining shares of Class A Common Stock.

The following table sets forth those executive officers, directors and other security holders that hold 10% or greater of any class of shares, as of December 31, 2020.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class A Common Stock	Harmon Ventures, LLC 295 W Center St Provo, UT 84601	8,938,520 shares	N/A	48.96%

Class A Common Stock	Alta Ventures Mexico Fund I, LLC 3315 Mayflower Avenue, Suite #1 Lehi, UT 84043	3,160,318 shares	N/A	17.31%

Class A Common Stock	Osborne Companies, LC 4290 North Vintage Circle Provo, UT 84604	2,222,733 shares	Option exercisable for 66,000 shares of Class A Common Stock	12.18%

As of December 31, 2020, Harmon Ventures owned 41.44% of our total outstanding shares of capital stock, Alta Ventures Mexico Fund I owned 14.65% of our total outstanding shares of capital stock, and Osborne Companies, LC owned 10.31% of our total outstanding shares of capital stock.  See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Stock Incentive Plan” above.

Our Board may, from time to time, also cause shares of capital stock to be issued to our directors, officers, employees or consultants or our affiliates as equity incentive compensation under our Stock Incentive Plan, which shares will have all benefits, rights and preferences that our Board may designate as applicable to such shares.

Item 5. Interest of Management and Others in Certain Transactions

Affiliated Transactions

Investor Rights and Voting Agreement

We entered into an Investor Rights and Voting Agreement, or Investor Agreement, dated February 27, 2014, with certain of our investors, including Alta Ventures Mexico Fund I, the manager of which is Paul Ahlstrom, one of our directors.  The Investor Agreement requires us to provide certain information and inspection rights, provides for confidentiality, and requires the parties to this agreement to vote their respective shares of common stock in a manner which maintains the number of directors on the Board at no more than five and to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of our common stock.

Wholly Owned Subsidiaries

We created VAS Portal, LLC, a wholly-owned subsidiary, in 2018. We subsequently loaned VAS Portal, LLC $100,000 in the form of a promissory note, with interest at 2.89%, and due in full on January 2, 2020. The promissory note was subsequently amended to change the maturity date to June 30, 2021.

On January 2, 2019, we sold VAS Portal, LLC to Harmon Ventures, LLC, which is owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, for $1. The Company entered into a call option agreement with the related party that gives the Company the right to purchase all of the membership interest of VAS Portal, LLC for $1 at any time beginning upon (i) the occurrence of the confirmation of the plan for reorganization by the Bankruptcy Court or (ii) the termination of the Disney Litigation and the Bankruptcy proceeding, and ending one year following the latest to occur of the foregoing. As part of the transaction, VAS Portal, LLC, entered into a Services Agreement with us to provide technology services related to the creation of a website and other assets for VAS Portal, LLC.

On September 28, 2020, we exercised our call option to purchase all of the membership interest of VAS Portal, LLC., from Harmon Ventures, LLC. The transaction is pending approval from the Financial Industry Regulation Authority, or FINRA, and is not included in our consolidated financial statements as of December 31, 2020.

On February 20, 2020, we sold assets related to work done to establish a regulated broker-dealer to Harmon Ventures, LLC. The assets were sold in a transaction negotiated and approved by the trustee appointed in our Bankruptcy Case. On September 28, 2020, we purchased all of the membership interest in Studio Brokerage, LLC. from Harmon Ventures, LLC. The entity had no operations through December 31, 2020.

We created Skip TV Holdings, LLC., a wholly-owned subsidiary, on September 15, 2020. The assets related to our content filtering business were all transferred and assigned to Skip TV Holdings, LLC. as part of our Reorganization Plan.

We created VidAngel Studios, LLC., a wholly-owned subsidiary, on September 15, 2020. Any assets not related to our content filtering business were transferred and assigned to VidAngel Studios, LLC. as part of our Reorganization Plan.

We are permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our directors, executive officers and their affiliates, so long as the person or persons approving the transaction on behalf of us acts in good faith and in a manner reasonably believed to be in or not opposed to our best interest and/or those of our stockholder’s. Other than the promissory note due from VAS Portal, LLC as described above, we do not have any outstanding loans or loan guarantees with any related party as of December 31, 2020.

Item 6. Other Information

None.

Item 7. Financial Statements

ANGEL STUDIOS, INC.

Consolidated Financial Statements
As of December 31, 2020 and 2019
and For the Years Then Ended

Together with Independent Auditors’ Report

To the Board of Directors and Management of
Angel Studios, Inc.

We have audited the accompanying consolidated financial statements of Angel Studios, Inc. and subsidiaries (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC
Salt Lake City, Utah
April 30, 2021

Consolidated Balance Sheets

	As of December 31,
	2020	2019
Assets

Current assets:
Cash and cash equivalents	$11,022,292	$1,584,455
Holdback receivable	-	445,000
Accounts receivable	1,205,520	633,581
Physical media inventory	785,888	106,789
Movie asset, current	40,000	-
Notes receivable, current	80,000	-
Prepaid expenses and other	582,399	20,157

Total current assets	13,716,099	2,789,982

Movie asset, net of current portion	-	970,372
Deposits	57,415	47,915
Property and equipment, net	165,412	36,063
Certificate of deposit	151,134	76,172
Notes receivable, net of current portion	131,818	107,488

Total assets	$14,221,878	$4,027,992

Liabilities and Stockholders' Deficit

Current liabilities:
Accounts payable	$4,203,585	$1,033,862
Accrued expenses	1,039,112	781,035
Deferred revenue	5,481,762	4,081,222
Current portion of notes payable	188,776	-

Total current liabilities	10,913,235	5,896,119

Notes payable, net of current portion	5,064,231	-

Total liabilities	15,977,466	5,896,119

Commitments and contingencies

Stockholders' deficit:
Common stock, $0.001 par value, 35,000,000 and 25,000,000 shares authorized, respectively;
21,569,311 and 21,560,166 shares issued and outstanding, respectively	21,569	21,560
Additional paid-in capital	13,563,758	13,466,838
Accumulated deficit	(15,340,915)	(15,356,525)

Total stockholders' deficit	(1,755,588)	(1,868,127)

Total liabilities and stockholders' deficit	$14,221,878	$4,027,992

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,

	2020	2019

Revenues, net	$46,942,397	$10,754,844

Operating expenses:
Cost of revenues	25,542,998	4,143,717
Legal	6,611,305	2,373,203
General and administrative	3,754,605	2,149,802
Selling and marketing	8,643,129	1,934,729
Research and development	2,202,012	1,775,665

Total operating expenses	46,754,049	12,377,116

Operating gain/(loss)	188,348	(1,622,272)

Other income/(expense):
Interest expense	(243,354)	(112)
Interest income	70,716	11,330

Total other income/(expense), net	(172,638)	11,218

Gain/(loss) before income taxes	15,710	(1,611,054)

Provision for income taxes	100	100

Net income/(loss)	$15,610	$(1,611,154)

Net income (loss) per common share - basic	$0.001	$(0.075)
Net income (loss) per common share - diluted	$0.001	$(0.075)

Weighted average common shares outstanding - basic	21,566,260	21,560,166
Weighted average common shares outstanding - diluted	22,612,886	21,560,166

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Deficit

For the Years Ended December 31, 2020 and 2019
	Common Stock					Total
	Class A	Class B		Additional	Accumulated	Stockholders'
	Shares	Shares	Amount	Paid-in Capital	Deficit	Deficit

Balance as of December 31, 2018	18,246,831	3,313,355	$21,560	$13,414,186	$(13,745,371)	$(309,625)

Stock options exercised	-	-	-	-	-	-

Stock-based compensation expense	-	-	-	52,652	-	52,652

Net loss	-	-	-	-	(1,611,154)	(1,611,154)

Balance as of December 31, 2019	18,246,831	3,313,355	21,560	13,466,838	(15,356,525)	(1,868,127)

Stock options exercised	9,145	-	9	2,917	-	2,926

Stock-based compensation expense	-	-	-	94,003	-	94,003

Net gain	-	-	-	-	15,610	15,610

Balance as of December 31, 2020	18,255,976	3,313,355	$21,569	$13,563,758	$(15,340,915)	$(1,755,588)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2020	2019

Cash flows from operating activities:
Net income (loss)	$15,610	$(1,611,154)
Adjustments to reconcile net loss to net cash, and
cash equivalents provided by (used in) operating activities:
Depreciation and amortization	89,754	64,947
Stock-based compensation expense	94,003	52,652
Settlement from litigation	5,297,359	-
Impairment of movie asset	930,372	-
Change in operating assets and liabilities:
Accounts receivable	(571,939)	(367,145)
Holdback receivable	445,000	(445,000)
Physical media inventory	(679,099)	(106,789)
Prepaid expenses and other assets	(562,242)	113,750
Movie asset	-	236,315
Deposits	(9,500)	-
Note receivable	(104,330)	242,378
Certificate of deposits	75,038	(1,172)
Accounts payable and accrued expenses	3,427,800	766,405
Deferred revenue	1,400,540	160,576
Accrued settlement costs	(44,352)	-

Net cash, and cash equivalents provided by
(used in) operating activities	9,804,014	(894,237)

Cash flows from investing activities:
Purchases of property and equipment	(219,103)	(15,420)
Purchase of certificate of deposit	(150,000)	-

Net cash and cash equivalents used in investing activities	(369,103)	(15,420)

Cash flows from financing activities:
Exercise of stock options	2,926	-

Net cash and cash equivalents provided by financing activities	2,926	-

Net change in cash and cash equivalents	9,437,837	(909,657)

Cash and cash equivalents at beginning of year	1,584,455	2,494,112

Cash and cash equivalents at end of year	$11,022,292	$1,584,455

Supplemental disclosure of cash flow information:

Cash paid for interest	$132,537	$112
Cash paid for income taxes	100	100

See accompanying notes to consolidated financial statements.

Notes to Financial Statements

1.
Description of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation
The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries VidAngel Studios, LLC (a Utah limited liability company organized on September 15, 2020), Skip TV Holdings, LLC, (a Utah limited liability company organized on September 15, 2020), VAS Brokerage, LLC (a Delaware limited liability company organized on July 11, 2018) and Studio Brokerage, LLC (a Utah limited liability company organized on October 8, 2019) (collectively, the Company). Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 3.

The Company filed for Chapter 11 bankruptcy on October 18, 2017 and operated its business as a debtor in possession under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the court until August 28, 2019. On that date, the United States Trustee appointed George B, Hofmann to serve as a chapter 11 trustee, and an order was subsequently entered by the court approving it. On September 4, 2020, the court confirmed the Company’s Joint Plan of Reorganization of Trustee and Studios which became effective on September 30, 2020. On November 17, 2020, the court issued a final decree closing the Chapter 11 bankruptcy case and discharging the trustee from his duties.

Principles of Consolidation
The consolidated financial statements include the accounts of Angel Studios, Inc. and its wholly owned subsidiaries, VidAngel Studios, LLC, Skip TV Holdings, LLC, VAS Brokerage, LLC and Studio Brokerage, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated economic useful lives of property and equipment, estimated useful lives of the movie asset based on the estimated economic useful life to the estimated salvage value, estimated imputed interest rate on accrued settlement costs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk
The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. At December 31, 2020, the Company had approximately $10,505,000 of cash and cash equivalents that exceeded federally insured limits.

To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company’s invested cash, restricted cash, and cash equivalents will not be impacted by adverse conditions in the financial markets.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company’s total cost of revenues. Concentrations of vendors were as follows for the year ended December 31:

	2020	2019

Vendor A	63%	N/A
Vendor B	10%	N/A
Vendor C	N/A	13%

Individual customer revenues that were 10% or more of total revenues were as follows for the years ended December 31:

	2020	2019

Customer A	N/A	12%

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2020, and 2019, these cash equivalents consisted of money market accounts.

Holdback Receivable
During 2019, one of the Company’s credit card processing vendors required a holdback reserve to be established and is used to offset any chargebacks. The balance of the holdback reserve as of December 31, 2019 was $445,000. The holdback reserve was released in 2020, and the funds were returned to the Company.

Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable was $0 as of December 31, 2020 and 2019.

Physical Media Inventory
Physical media inventory consists of discs and books purchased for resale, for The Chosen tv series. Physical media inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for physical media inventory was necessary as of December 31, 2020 and 2019.

Movie Asset
Movie asset includes DVD and Blu-Ray discs purchased by the Company for resale, not in excess of realizable value. Movie asset is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful life of five years. Movie asset is depreciated over the estimated economic useful life to the estimated salvage value. Depreciation of $0 and $239,890 for the years ended December 31, 2020 and 2019, respectively, is included in cost of revenues in the statements of operations. The Company periodically reviews the movie asset for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Management determined that no allowance for the movie asset was necessary as of December 31, 2020 and 2019. The Company sold the movie asset during 2021 as part of the asset purchase agreement related to the filtering business, see Note 8, and thus wrote down the inventory as of December 31, 2020 to the amount that was movie asset was purchased for which was $40,000. The write down was $930,372 and is included in operating expenses in the statement of operations as of December 31, 2020.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Computer software	2 years
Production equipment	1 year
Furniture and fixtures	3 years
Leasehold improvements	1 year
Warehouse equipment	3 - 5 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. As of December 31, 2020, the Company recorded an impairment loss to its Movie Asset of $930,372 due to a one-time write down to the estimated liquidation value of the asset due to restrictions imposed as part of the Company’s chapter 11 reorganization plan.

Revenue Recognition
The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation.

Filtering Subscription Revenue
Post-injunction on December 29, 2016, the Company offers subscriptions to use its proprietary content filtering technology in conjunction with many of today’s popular streaming services for a monthly fee. Customers subscribe for this service online through the Company’s website. The customer is charged the full price at the start of the subscription period, and monthly thereafter, which amount is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. During the time that the customer owns a subscription, the Company gives the customer access to its patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household to use in conjunction with other popular video streaming platforms. Access to this technology is available during the entire period of the subscription and is extinguished at the end of the subscription period in which the customer cancels their subscription. Any incentive allowances provided to customers such as credits and free subscription periods are recorded as reductions of revenue. Filtering subscription revenue is recognized over time, typically in daily increments as the customers pay on a monthly basis.

Digital and Physical Media Revenue
The Company partnered with The Chosen, LLC, or The Chosen, an independent filmmaker, to distribute The Chosen’s licensed original content and related merchandise. Digital delivery represents streaming-based delivery of The Chosen’s content via the Company’s service. Physical media represents Blu-Ray, DVD discs, various books, and other intellectual property related to The Chosen’s content. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Content Licensing
The Company receives content licensing revenue by publishing short versions of its original content (from the Dry Bar Comedy series – see description below) on third-party websites (such as Facebook, YouTube, and Amazon). The Company grants the third-party websites a license to display the Company’s original content to the customers of the third-party websites. The third-party websites are interested in increasing traffic on their websites, and the third-party websites pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company’s content via the third-party websites. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party websites provide the Company monthly reports of the Company’s advertising revenue.

Ticket Revenue and Concession Revenue
During 2016, the Company created Dry Bar Comedy, an ongoing stand-up comedy series that the Company films. The Company sells tickets to the live stand-up comedy events. Revenue is recognized at the conclusion of the event, at a point in time.

The Company also sells concessions at these events, and revenue from concessions is recognized when the concessions are purchased, at a point in time.

Rental Revenue
Rental revenues are amounts received from customers in order to access specific content for a limited amount of time, typically 24 hours. This essentially represents 24-hour use of the Company’s subscription service to access one specific item of content. Revenue is recognized upon the completion of the 24-hour period, at a point in time.

Tip Revenue
The Company receives tips from customers who wished to show appreciation to the Company and the content providers from the content they created. Most of the tips are received from customers who subscribe to the Company’s subscription service, and who viewed a Dry Bar Comedy show via the subscription filtering service and enjoyed the comedian’s performance. The Company recognizes revenue from tips on a gross basis. Content providers receive a portion of all revenues attributed to their content which is included in cost of revenues. Revenue is recognized in the period the tips were received, at a point in time.

Venue Revenue
The Company occasionally has third parties interested in using the building in which Dry Bar Comedy is filmed and produced. The Company charges a fee for use of the space. Revenue is recognized on the date the venue was used, at a point in time.

The following table presents the Company’s revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	2020	2019

Over time revenue	$5,255,176	$6,219,093
Point in time revenue	41,687,221	4,535,751

Total revenues, net	$46,942,397	$10,754,844

Stock-Based Compensation
Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method (see Note 5). The related expense is recorded in the statements of operations over the period of service.

Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $6,943,060 and $453,669 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Subsequent Events
Management has evaluated events and transactions for potential recognition or disclosure through April 30, 2021, which is the date the consolidated financial statements were available to be issued.

2.
Property and Equipment

Property and equipment consisted of the following as of December 31:

	2020	2019

Computer equipment	$210,242	$124,280
Production equipment	185,467	111,398
Leasehold improvements	119,502	109,692
Furniture and fixtures	97,465	93,678
Warehouse equipment	25,477	-
Computer Software	19,998	-

	658,151	439,048
Less accumulated depreciation and amortization	(492,739)	(402,985)

	$165,412	$36,063

Depreciation and amortization expense on property and equipment for the years ended December 31, 2020 and 2019 was $89,754 and $64,947, respectively.

3.
Commitment and Contingencies

Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties. Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s consolidated financial position, results of operations, or liquidity.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of April 30, 2021, the date the consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is unlikely and has not accrued any estimated losses related to these matters.

In the matter of Disney Enterprises, Inc. and several other content owners (collectively, the Plaintiffs), on March 6, 2019, the United States District Court for the Central District of California (California Court) granted the Plaintiffs’ motion for partial summary judgement as to liability. The order found that the Company is liable for infringing the copyrights and violating the Digital Millennium Copyright Act (DMCA), with respect to certain motion pictures of the Plaintiffs’. Damages related to the respective copyright infringements, and DMCA violations, were decided by a jury trial in June 2019. The jury found that the Company willfully infringed the Plaintiffs’ copyrights and awarded statutory damages of $75,000 for each of the 819 infringed works, for a total of $61,425,000. The jury also rejected the Company’s argument that its violations of the DMCA were innocent and awarded the Plaintiffs’ statutory damages of $1,250 for each of the 819 infringed works, for a total of $1,023,750. The total award for both counts is $62,448,750. On October 4, 2019, a notice of appeal was filed by the Company.

On September 1, 2020, the Company filed a joint plan of reorganization in the United States Bankruptcy Court for the District of Utah. The joint plan was confirmed by the court and became effective on September 30, 2020. The Plaintiff’s agreed to settle the ongoing litigation with the Company in exchange for certain covenants and monetary consideration. The total amount of the damages awarded in the litigation was reduced to $9,900,000, payable over 14 years without interest, which was recorded as an expense of $5,297,359 in during the year ended December 31, 2020. The Company recorded the present value of the $9,900,000 with an imputed interest rate of 10%, which is represented in the accrued settlement costs total of $5,253,007 on the consolidated balance sheet as of December 31, 2020. Payments of $176,786 are due quarterly.

Expectations may change in the future as litigation and events related thereto unfold. During 2020 and 2019, the Company incurred $1,358,298 and $2,373,203, respectively, in legal and litigation costs, which are included in settlement from litigation and legal expenses in the accompanying statements of operations.

Operating Leases
The Company has one non-cancelable office lease that matures on December 31, 2021, with an annual lease amount of $180,000, and a second non-cancelable warehouse lease that matures on July 31, 2022, with an annual lease amount of $61,920. On January 12, 2021, the Company entered into a new office lease agreement that supersedes the previous office lease and matures on February 28, 2024. The future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:

Year Ending December 31:	Amount

2021	$393,020
2022	411,120
2023	393,750
2024	66,150
$1,264,040

Rental expense under operating leases was $229,177 and $189,600 for the years ended December 31, 2020 and 2019, respectively.

4.
Stock Options

The Company’s 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 2,368,582, and 2,534,544 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2020 and 2019, respectively. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period of 4 years with 1/48th vesting on each monthly anniversary of the vesting reference date over the four-year period, thereafter, and have a contractual life of ten (10) years. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. There are 76,647 and 1,135,038 shares available for grant under the Plan as of December 31, 2020 and 2019, respectively.

Stock-based compensation expense for the years ended December 31, 2020 and 2019 was $94,003 and $52,652, respectively. As of December 31, 2020 and 2019, the Company had $22,650 and $48,980 respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 2.27 years. The Company uses an estimated 30% forfeiture rate.

The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2020 and 2019:

	Number of Options	Weighted Average Exercise Price Per Share

Outstanding as of January 1, 2019	1,410,378	0.45
Granted	52,100	0.32
Exercised	-	-
Forfeited	(305,895)	0.46

Outstanding as of December 31, 2019	1,156,583	0.44
Granted	935,700	0.32
Exercised	(9,145)	0.32
Forfeited	(43,271)	0.32

Outstanding as of December 31, 2020	2,039,867	0.39

The following summarizes information about stock options outstanding as of December 31, 2020:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

99,311	3.38	$0.18	99,311	$0.18
10,000	3.84	0.30	10,000	0.30
1,452,556	8.74	0.32	1,242,793	0.32
275,500	4.39	0.50	275,500	0.50
202,500	5.36	0.82	202,500	0.82

2,039,867	7.53	$0.39	1,830,104	$0.39

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions as of December 31:

	2020	2019

Risk-free interest rate	0.29%	1.85 - 1.88%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

As of December 31, 2020 and 2019, the aggregate intrinsic value of options outstanding was $6,224,051 and $14,104, respectively. As of December 31, 2020 and 2019, the aggregate intrinsic value of options exercisable was $5,573,786 and $14,104, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

5.
Common Stock

The Company has authorized capital stock consisting of 35,000,000 shares of common stock, par value $0.001 per share, or common stock, of which 23,000,000 shares have been designated as Class A voting common stock (Class A Common Stock), and 12,000,000 have been designated as Class B Common Stock (collectively, Common Stock).

Voting Rights
Each outstanding share of Class A Common Stock shall be entitled to one (1) vote on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall not be entitled to a vote on any matter to be voted on by the stockholders of the Company, unless specifically required by the Delaware General Corporation Law.

Liquidation Rights
The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends
Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available, therefore.

Identical Rights
Holders of the Class B Common Stock shall rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.

Income (loss) per Share
The following table represents the Company's loss per share for the years ending December 31:

	2020	2019
Numerator:
Net gain/(loss)	$15,610	$(1,611,154)

Denominator:
Weighted average basic shares outstanding	21,566,260	21,560,166
Effect of dilutive securities	1,046,626	-
Weighted average diluted shares	22,612,886	21,560,166

Basic earnings per share	$0.001	$(0.075)
Diluted earnings per share	$0.001	$(0.075)

The Company reports earnings (loss) per share in accordance with Accounting Standards Codification (ASC) 260-10. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive. The shares for options outstanding were not used in the calculation of the earnings per share as they would have been anti-dilutive.

6.
Related-Party Transactions

As of December 31, 2020 and 2019, the Company had outstanding accounts payable to an entity owned by one of the Company's officers and stockholders of approximately $0 and $24,000, respectively.

As of December 31, 2020 and 2019, the Company had a note receivable to an entity owned by one of the Company’s officers and stockholders of approximately $100,000 and $100,000, respectively.

On January 2, 2019, the Company sold its wholly owned subsidiary VAS Portal, LLC to a related party for $1. Almost no activity occurred in VAS Portal, LLC from the date of its organization through January 2, 2019. On September 28, 2020, the Company exercised its option to repurchase VAS Portal, LLC from the related party for $1. That transaction is pending approval from the Financial Industry Regulation Authority, or FINRA, and thus this entity is not consolidated with the Company as of December 31, 2020.

On February 20, 2020, the Company sold assets, related to its work on establishing a regulated broker-dealer, to a related party. The assets were sold in a transaction approved by the bankruptcy court and negotiated by the bankruptcy trustee. On September 28, 2020, the Company purchased one hundred percent (100%) of the ownership interest in Studio Brokerage, LLC from a related party. The entity that was purchased had no operations through December 31, 2020.

7.
Income Taxes

The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows for the years ended December 31:

	2020	2019

Federal income tax at statutory rates	$3,299	$(338,342)
State income tax at statutory rates	4,041	(61,675)
Change in valuation allowance	(25,238)	384,094
Change in statutory rates	17,998	16,023
Other

	$100	$100

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows as of December 31:

	2020	2019

Net operating loss carryforwards	$1,486,851	$2,462,334
Depreciation and amortization	43,136	42,496
Accrual to cash adjustments	2,209,778	1,264,313
Stock-based compensation	19,575	15,435
Valuation allowance	(3,759,340)	(3,784,578)

	$-	$-

As of December 31, 2020, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $5,969,000 which will begin to expire in 2036. The portion of the NOL carryforward relating to periods prior to January 1, 2018 for federal income tax purposes totaled approximately $4,323,000 and will expire during the years 2036 and 2037. The portion of the NOL carryforward relating to periods subsequent to January 1, 2018 for federal income tax purposes total approximately $1,646,000 and can be carried forward indefinitely.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.” In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

8.
Subsequent Events

On February 22, 2021, the Company amended its certificate of incorporation to change the current allocation of Class A and B stock from 23,000,000 shares and 12,000,000 shares to 24,000,000 shares and 11,000,000 shares, respectively. Further, the Company also amended its stock incentive plan to increase the number of Class A common stock available to grant from 3,500,000 shares to 5,775,000 shares.

On March 1, 2021, the Company entered into an asset purchase agreement selling substantially all the assets and liabilities of the Company’s content filtering service. The purchase price was equal to the amount paid, or payable, pursuant to the joint plan of reorganization of trustee and studios; a maximum of $9,900,000 over 14 years, or $7,800,000 if paid within 5 years. If the buyer defaults under any of its obligation under the asset purchase agreement, it will be required to transfer and assign all assets back to the Company for no consideration.

On March 8, 2021, the Company changed its name from VidAngel, Inc. to Angel Studios, Inc. Additionally, one of the subsidiaries changed their name from VidAngel Studios, LLC to Angel Studios Licensing, LLC.

On March 18, 2021, the Company raised $5,000,000 in capital under Regulation Crowdfunding (Reg CF). The Company sold 561,797 shares of Class B Common Stock at a price of $8.90 per share. The transaction is expected to close on May 3, 2021.

On April 8, 2021, the Company closed a transaction purchasing the domain name angel.com for $2,000,000.

Item 8. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-K.

Exhibit Number	Description
1.1	Certificate of Incorporation of Angel Studios, Inc., as amended on March 8, 2021
1.2	Bylaws of Angel Studios, Inc. incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2016
2.1	Investor Rights and Voting Agreement between Angel Studios, Inc. and certain investors, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 22, 2016
2.2	Stockholders Agreement between Angel Studios, Inc. and our Class B Common Stockholders, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on October 6, 2016
2.3	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2016
3.1	Joint Plan of Reorganization of Trustee and Studios under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 1.2 of our Form 1-U filed on September 15, 2020
3.2	Settlement Agreement, incorporated by reference to Exhibit 1.3 of our Form 1-U filed on September 15, 2020
3.3	Asset Purchase Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC., incorporated by reference to Exhibit 1.1 of our Form 1-U filed on March 5, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on April 30, 2021.

Angel Studios, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	April 30, 2021
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer	April 30, 2021
Patrick Reilly	(Principal Financial and Accounting Officer)

/s/ Dalton Wright	Director	April 30, 2021
Dalton Wright

/s/ Paul Ahlstrom	Director	April 30, 2021
Paul Ahlstrom